Exhibit 99.1

ZTO Reports Second Quarter 2024 Unaudited Financial Results

Robust Profitable Growth amidst Consumption Mix-shift

Adjusted Net Income Grew 10.9% to RMB2.8 Billion

US$0.35 per Share Interim Dividend Announced

SHANGHAI, Aug. 20, 2024/PRNewswire/ - ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2024[1]. The Company grew parcel volume by 10.1% year over year while maintaining high quality of service and customer satisfaction. Adjusted net income increased 10.9%[2] to reach RMB2.8 billion. Cash generated from operating activities was RMB3.5 billion.

Second Quarter 2024 Financial Highlights

•	Revenues were RMB10,726.0 million (US$1,475.9 million), an increase of 10.1% from RMB9,740.3 million in the same period of 2023.
•	Gross profit was RMB3,620.5 million (US$498.2 million), an increase of 9.6% from RMB3,304.4 million in the same period of 2023.
•	Net income was RMB2,614.0 million (US$359.7 million), an increase of 3.3% from RMB2,530.2 million in the same period of 2023.
•	Adjusted EBITDA[3] was RMB4,339.7 million (US$597.2 million), an increase of 11.7% from RMB3,883.9 million in the same period of 2023.
•	Adjusted net income was RMB2,805.7 million (US$386.1 million), an increase of 10.9% from RMB2,531.0 million in the same period of 2023.
•	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB3.24 (US$0.45) and RMB3.16 (US$0.43), an increase of 3.2% and 2.9% from RMB3.14 and RMB3.07 in the same period of 2023, respectively.
•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB3.48 (US$0.48) and RMB3.38 (US$0.47), an increase of 10.8% and 10.1% from RMB3.14 and RMB3.07 in the same period of 2023, respectively.
•	Net cash provided by operating activities was RMB3,480.1 million (US$478.9 million), compared with RMB3,761.6 million in the same period of 2023.

Operational Highlights for Second Quarter 2024

•	Parcel volume was 8,452 million, an increase of 10.1% from 7,677 million in the same period of 2023.
•	Number of pickup/delivery outlets was over 31,000 as of June 30, 2024.
•	Number of direct network partners was over 6,000 as of June 30, 2024.
•	Number of self-owned line-haul vehicles was approximately 10,000 as of June 30, 2024.
•	Out of the approximately 10,000 self-owned trucks, over 9,200 were high capacity 15 to 17-meter-long models as of June 30, 2024, compared to over 9,300 as of June 30, 2023.
•	Number of line-haul routes between sorting hubs was over 3,800 as of June 30, 2024, compared to approximately 3,800 as of June 30, 2023.
•	Number of sorting hubs was 96 as of June 30, 2024, among which 90 are operated by the Company and 6 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/(loss) on disposal of equity investment and subsidiary and corresponding tax impact which management aims to better represent the underlying business operations.

(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as impairment of investment in equity investees, gain/(loss) on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(4)	One ADS represents one Class A ordinary share.

(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted American depositary shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “For the second quarter this year, we continued to advance our re-balanced strategy that prioritizes quality over quantity by enhancing volume mix, improving operational efficiencies, helping to reduce last mile delivery costs, and increase profitability for outlets and couriers. With 8.5 billion parcels, our market share decreased 2.0 points to 19.6%, and our adjusted earnings increased 10.9% to 2.8 billion. We are on track to double the retail volume by the end of the year, aiming to gradually but steadfastly differentiate ourselves from the rest of the “Tongda” in brand recognition and customer satisfaction, and further our leadership in profitable growth.”

Mr. Lai added, “China express delivery industry maintained relatively high growth, however, competition remained intense, the industry is under increased pressure. It is crucial for us to ensure fairness and maintain stability across the network. Our last-mile initiatives to drive up the ratio of retail parcel pickup to delivery will provide opportunities for franchise and couriers to earn more and ultimately provide greater pricing advantage for the front end in the long run.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “Core express ASP was flat at 1.24 while the impact of volume incentives and average parcel weight decline were offset by increases in non-ecommerce parcel mix. Combined unit sorting and transportation cost decreased 2 cents mainly driven by improvements in fleet operations with better resource utilizations. SG&A as a percentage of revenue remained stable at approximately 5.5%. Cash flow from operating activities was 3.5 billion, and capital spending was 1.3 billion.”

Ms. Yan added, “Volume is not unimportant because it enables scale-leverage. We are getting better at weighing risks and opportunities in order to achieve appropriate level of profit and maximize value creation. We are reiterating our 2024 volume growth guidance of 15% to 18%. Strengthening long-term competitive advantage, breaking away from homogenized product offering that is conducive for unproductive price competition and building healthier and stronger partner-network and entrepreneurial courier excellence will prepare us for the vast opportunities ahead the logistic industry.”

Second Quarter 2024 Unaudited Financial Results

	Three Months Ended June 30,					Six Months Ended June 30,
	2023		2024			2023		2024
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	8,998,444	92.4	9,875,923	1,358,972	92.1	17,387,187	92.9	19,116,095	2,630,462	92.4
Freight forwarding services	238,872	2.5	233,242	32,095	2.2	431,597	2.3	435,989	59,994	2.1
Sale of accessories	467,778	4.8	580,422	79,869	5.4	836,616	4.5	1,065,484	146,615	5.2
Others	35,230	0.3	36,377	5,006	0.3	68,163	0.3	68,402	9,413	0.3
Total revenues	9,740,324	100.0	10,725,964	1,475,942	100.0	18,723,563	100.0	20,685,970	2,846,484	100.0

Total Revenues were RMB10,726.0 million (US$1,475.9 million), an increase of 10.1% from RMB9,740.3 million in the same period of 2023. Revenue from the core express delivery business increased by 10.4% compared to the same period of 2023 as a result of a 10.1% growth of parcel volume and stable parcel unit price. KA revenue including delivery fees from direct sales organizations, established to serve core express KA customers, increased by 73.9% as the proportion of higher-value customers continue to increase. Revenue from freight forwarding services decreased by 2.4% compared to the same period of 2023. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills' printing, increased by 24.1%. Other revenues were mainly derived from financing services.

	Three Months Ended June 30,					Six Months Ended June 30,
	2023		2024			2023		2024
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues

	(in thousands, except percentages)
Line-haul transportation cost	3,199,832	32.9	3,283,123	451,773	30.6	6,381,652	34.1	6,654,616	915,706	32.2
Sorting hub operating cost	1,934,666	19.9	2,227,670	306,538	20.8	3,948,037	21.1	4,395,871	604,892	21.3
Freight forwarding cost	222,272	2.3	216,724	29,822	2.0	405,244	2.2	405,106	55,744	2.0
Cost of accessories sold	126,700	1.3	160,093	22,030	1.5	234,128	1.3	293,140	40,337	1.4
Other costs	952,429	9.7	1,217,877	167,585	11.3	1,926,669	10.2	2,314,675	318,510	11.1
Total cost of revenues	6,435,899	66.1	7,105,487	977,748	66.2	12,895,730	68.9	14,063,408	1,935,189	68.0

Total cost of revenues was RMB7,105.5 million (US$977.7 million), an increase of 10.4% from RMB6,435.9 million in the same period last year.

Line haul transportation cost was RMB3,283.1 million (US$451.8 million), an increase of 2.6% from RMB3,199.8 million in the same period last year. The unit transportation cost decreased 6.8% or 3 cents mainly attributable to better economies of scale, optimized line-haul route planning and improved load rate.

Sorting hub operating cost was RMB2,227.7million (US$306.5 million), an increase of 15.1% from RMB1,934.7 million in the same period last year. The increase primarily consisted of (i) RMB154.6 million (US$21.3 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvements and (ii) RMB73.9 million (US$10.2 million) increase in depreciation and amortization costs associated with expansion of automation equipment and facility upgrades to further improve the transit efficiency. As a result, sorting hub operating cost per unit increased 4.6% or 1 cent. As of June 30, 2024, there were 515 sets of automated sorting equipment in service, compared to 460 sets as of June 30, 2023.

Cost of accessories sold was RMB160.1 million (US$22.0 million), increased 26.4% compared with RMB126.7 million in the same period last year.

Other costs were RMB1,217.9 million (US$167.6 million), an increase of 27.9% from RMB952.4 million in the same period last year. The increase was mainly driven by RMB338.3 million (US$46.6 million) increase in costs associated with serving higher-value enterprise customers, level of which is consistent with related revenue increases.

Gross Profit was RMB3,620.5 million (US$498.2 million), increased by 9.6% from RMB3,304.4 million in the same period last year. Gross margin rate was 33.8% compared to 33.9% in the same period last year.

Total Operating Expenses were RMB405.3 million (US$55.8 million), compared to RMB425.7 million in the same period last year.

Selling, general and administrative expenses were RMB593.0 million (US$81.6 million), increased by 17.5% from RMB504.6 million in the same period last year, mainly due to the increases of compensation and benefits.

Other operating income, net was RMB187.7 million (US$25.8 million), compared to RMB79.0 million in the same period last year. Other operating income mainly consisted of (i) RMB147.1 million (US$20.2 million) of government subsidies and tax rebates, and (ii) RMB40.6 million (US$5.6 million) of rental and other income.

Income from operations was RMB3,215.2 million (US$442.4 million), an increase of 11.7% from RMB2,878.8 million for the same period last year. Operating margin rate increased to 30.0% from 29.6% in the same period last year.

Interest income was RMB288.1 million (US$39.6 million), compared with RMB167.1 million in the same period last year.

Interest expenses was RMB115.9 million (US$15.9 million), compared with RMB72.2 million in the same period last year.

Gain from fair value changes of financial instruments was RMB54.9 million (US$7.5 million), compared with a gain of RMB51.6 million in the same period last year. Such gain or loss from fair value changes of the financial instruments are quoted by commercial banks according to market-based estimation of future redemption prices.

Impairment of investment in equity investee was RMB194.5 million (US$26.8 million). Such provision for impairment charge was related to the Company’s investment in Zhejiang Yizhan Network Technology Co., Ltd.(浙江驛棧網絡科技有限公司), a subsidiary of Cainiao Smart Logistics Network Ltd.(菜鳥智慧物流網絡有限公司).

Income tax expenses were RMB665.0 million (US$91.5 million) compared to RMB575.6 million in the same period last year. Overall income tax rate increased by 1.8 percentage points year over year mainly due to RMB54.0 million accrual of withholding tax on distributable earnings planned for dividend payment to ZTO Express (Hong Kong) Limited attributable for the second quarter.

Net income was RMB 2,614.0 million (US$359.7 million), which increased by 3.3% from RMB2,530.2 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB3.24 (US$0.45) and RMB3.16 (US$0.43), compared to basic and diluted earnings per ADS of RMB3.14 and RMB3.07 in the same period last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB3.48 (US$0.48) and RMB3.38 (US$0.47), compared with RMB3.14 and RMB3.07 in the same period last year, respectively.

Adjusted net income was RMB2,805.7 million (US$386.1 million), compared with RMB2,531.0 million during the same period last year.

EBITDA[1] was RMB4,150.1 million (US$571.1 million), compared with RMB3,883.1 million in the same period last year.

Adjusted EBITDA was RMB4,339.7 million (US$597.2 million), compared to RMB3,883.9 million in the same period last year.

Net cash provided by operating activities was RMB3,480.1 million (US$478.9 million), compared with RMB3,761.6 million in the same period last year.

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Declaration of Interim Dividend Payment

The board of directors (the "Board") has approved an interim cash dividend of US$0.35 per ADS and ordinary share for the six months ended June 30, 2024, to holders of its ordinary shares and ADSs as of the close of business on September 10, 2024. The dividend payment represents a 40% dividend payout ratio. For holders of Class A and Class B ordinary shares, in order to qualify for entitlement to the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 10, 2024 (Hong Kong Time). The payment date is expected to be October 10,2024 for holders of Class A and Class B ordinary shares, and October 17,2024 for holders of ADSs.

Business Outlook

Based on current market and operating conditions, the Company maintains its previously stated annual guidance. Parcel volume for 2024 is expected to be in the range of 34.73 billion to 35.64 billion, representing a 15% to 18% increase year over year. Such estimates represent management’s current and preliminary view, which are subject to change.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.2672 to US$1.00, the noon buying rate on June 28,2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that such Non-GAAP measures help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, August 20, 2024 (8:30 AM Beijing Time on August 21, 2024).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	6523012

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 27, 2024:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	9226740

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") and The Stock Exchange of Hong Kong Limited (the "HKEX"), in its interim and annual report to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms; risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company's results of operations and market share; any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system; ZTO's ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO's filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	9,740,324	10,725,964	1,475,942	18,723,563	20,685,970	2,846,484
Cost of revenues	(6,435,899)	(7,105,487)	(977,748)	(12,895,730)	(14,063,408)	(1,935,189)
Gross profit	3,304,425	3,620,477	498,194	5,827,833	6,622,562	911,295
Operating (expenses)/income:
Selling, general and administrative	(504,607)	(592,978)	(81,596)	(1,291,214)	(1,489,619)	(204,978)
Other operating income, net	78,957	187,698	25,828	292,598	348,955	48,018
Total operating expenses	(425,650)	(405,280)	(55,768)	(998,616)	(1,140,664)	(156,960)
Income from operations	2,878,775	3,215,197	442,426	4,829,217	5,481,898	754,335
Other income/(expenses):
Interest income	167,108	288,077	39,641	259,020	533,098	73,357
Interest expense	(72,218)	(115,855)	(15,942)	(143,928)	(199,771)	(27,489)
Gain from fair value changes of financial instruments	51,640	54,862	7,549	207,213	97,582	13,428
Loss/(gain) on disposal of equity investees, subsidiary and others	(764)	11,683	1,608	(764)	12,134	1,670
Impairment of investment in equity investee	-	(194,452)	(26,757)	-	(672,816)	(92,583)
Foreign currency exchange gain before tax	81,134	15,178	2,089	70,921	20,562	2,829
Income before income tax, and share of loss in equity method	3,105,675	3,274,690	450,614	5,221,679	5,272,687	725,547
Income tax expense	(575,585)	(665,011)	(91,509)	(1,030,592)	(1,231,316)	(169,435)
Share of gain in equity method investments	123	4,318	594	3,947	20,373	2,803
Net income	2,530,213	2,613,997	359,699	4,195,034	4,061,744	558,915
Net loss/(income) attributable to non- controlling interests	10,991	(2,195)	(302)	16,506	(23,896)	(3,288)
Net income attributable to ZTO Express (Cayman) Inc.	2,541,204	2,611,802	359,397	4,211,540	4,037,848	555,627
Net income attributable to ordinary shareholders	2,541,204	2,611,802	359,397	4,211,540	4,037,848	555,627
Net earnings per share attributed to ordinary shareholders
Basic	3.14	3.24	0.45	5.21	5.01	0.69
Diluted	3.07	3.16	0.43	5.10	4.90	0.67
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	808,967,248	806,668,101	806,668,101	808,916,820	805,806,731	805,806,731
Diluted	840,176,316	839,697,501	839,697,501	840,125,888	838,836,131	838,836,131
Net income	2,530,213	2,613,997	359,699	4,195,034	4,061,744	558,915
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment	(161,168)	(35,230)	(4,848)	(141,897)	(117,560)	(16,177)
Comprehensive income	2,369,045	2,578,767	354,851	4,053,137	3,944,184	542,738
Comprehensive loss/(income) attributable to non-controlling interests	10,991	(2,195)	(302)	16,506	(23,896)	(3,288)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	2,380,036	2,576,572	354,549	4,069,643	3,920,288	539,450

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets:
Cash and cash equivalents	12,333,884	10,542,131	1,450,646
Restricted cash	686,568	22,253	3,062
Accounts receivable, net	572,558	687,792	94,643
Financing receivables	1,135,445	1,070,565	147,315
Short-term investment	7,454,633	9,898,796	1,362,120
Inventories	28,074	28,095	3,866
Advances to suppliers	821,942	860,573	118,419
Prepayments and other current assets	3,772,377	4,657,146	640,845
Amounts due from related parties	148,067	170,038	23,398
Total current assets	26,953,548	27,937,389	3,844,314
Investments in equity investee	3,455,119	2,095,453	288,344
Property and equipment, net	32,181,025	33,180,203	4,565,748
Land use rights, net	5,637,101	5,780,463	795,418
Intangible assets, net	23,240	20,141	2,771
Operating lease right-of-use assets	672,193	521,130	71,710
Goodwill	4,241,541	4,241,541	583,655
Deferred tax assets	879,772	846,558	116,490
Long-term investment	12,170,881	14,034,434	1,931,202
Long-term financing receivables	964,780	1,000,306	137,647
Other non-current assets	701,758	931,597	128,192
Amounts due from related parties-non current	584,263	514,583	70,809
TOTAL ASSETS	88,465,221	91,103,798	12,536,300
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	7,765,990	10,390,800	1,429,822
Accounts payable	2,557,010	2,200,315	302,773
Advances from customers	1,745,727	1,643,280	226,123
Income tax payable	333,257	317,156	43,642
Amounts due to related parties	234,683	154,446	21,252
Operating lease liabilities	186,253	154,257	21,226
Dividends payable	1,548	20,616	2,837
Other current liabilities	7,236,716	7,208,199	991,881
Total current liabilities	20,061,184	22,089,069	3,039,556
Non-current operating lease liabilities	455,879	328,909	45,259
Deferred tax liabilities	638,200	495,408	68,170
Convertible bond	7,029,550	7,216,538	993,029
TOTAL LIABILITIES	28,184,813	30,129,924	4,146,014
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023; 812,866,663 shares issued and 806,668,101 shares outstanding as of June 30, 2024)	525	525	72
Additional paid-in capital	24,201,745	24,477,250	3,368,182
Treasury shares, at cost	(510,986)	(377,156)	(51,898)
Retained earnings	36,301,185	36,634,344	5,041,054
Accumulated other comprehensive loss	(190,724)	(308,284)	(42,421)
ZTO Express (Cayman) Inc. shareholders’ equity	59,801,745	60,426,679	8,314,989
Noncontrolling interests	478,663	547,195	75,297
Total Equity	60,280,408	60,973,874	8,390,286
TOTAL LIABILITIES AND EQUITY	88,465,221	91,103,798	12,536,300

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	3,761,604	3,480,095	478,877	6,499,578	5,511,115	758,355
Net cash used in investing activities	(3,541,559)	(4,666,289)	(642,103)	(9,408,160)	(7,044,941)	(969,416)
Net cash used in by financing activities	(1,974,295)	(1,103,622)	(151,863)	(1,133,723)	(973,492)	(133,957)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	104,871	(3,526)	(485)	95,934	35,077	4,827
Net decrease in cash, cash equivalents and restricted cash	(1,649,379)	(2,293,342)	(315,574)	(3,946,371)	(2,472,241)	(340,191)
Cash, cash equivalents and restricted cash at beginning of period	10,306,095	12,872,411	1,771,303	12,603,087	13,051,310	1,795,920
Cash, cash equivalents and restricted cash at end of
period	8,656,716	10,579,069	1,455,729	8,656,716	10,579,069	1,455,729

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	June 30,	June 30,
	2023	2024
	RMB	RMB	US$

		(in thousands)
Cash and cash equivalents	7,781,443	10,542,131	1,450,646
Restricted cash, current	851,899	22,253	3,062
Restricted cash, non-current	23,374	14,685	2,021
Total cash, cash equivalents and restricted cash	8,656,716	10,579,069	1,455,729

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income	2,530,213	2,613,997	359,699	4,195,034	4,061,744	558,915
Add:
Share-based compensation expense (1)	-	6,768	931	254,976	305,155	41,991
Impairment of investment in equity investee (1)	-	194,452	26,757	-	672,816	92,583
Loss/(gain) on disposal of equity investees and subsidiary, net of income taxes	764	(9,496)	(1,307)	764	(9,947)	(1,369)
Adjusted net income	2,530,977	2,805,721	386,080	4,450,774	5,029,768	692,120

Net income	2,530,213	2,613,997	359,699	4,195,034	4,061,744	558,915
Add:
Depreciation	671,283	720,930	99,203	1,322,968	1,473,049	202,698
Amortization	33,791	34,345	4,726	68,584	68,325	9,402
Interest expenses	72,218	115,855	15,942	143,928	199,771	27,489
Income tax expenses	575,585	665,011	91,509	1,030,592	1,231,316	169,435
EBITDA	3,883,090	4,150,138	571,079	6,761,106	7,034,205	967,939

Add:
Share-based compensation expense	-	6,768	931	254,976	305,155	41,991
Impairment of investment in equity investee	-	194,452	26,757	-	672,816	92,583
Loss/(gain) on disposal of equity investees and subsidiary	764	(11,683)	(1,608)	764	(12,134)	(1,670)
Adjusted EBITDA	3,883,854	4,339,675	597,159	7,016,846	8,000,042	1,100,843

(1) Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income attributable to ordinary
shareholders	2,541,204	2,611,802	359,397	4,211,540	4,037,848	555,627
Add:
Share-based compensation expense (1)	-	6,768	931	254,976	305,155	41,991
Impairment of investment in equity investee (1)	-	194,452	26,757	-	672,816	92,583
Loss/(gain) on disposal of equity investees and subsidiary, net of income taxes	764	(9,496)	(1,307)	764	(9,947)	(1,369)
Adjusted Net income attributable to ordinary shareholders	2,541,968	2,803,526	385,778	4,467,280	5,005,872	688,832

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	808,967,248	806,668,101	806,668,101	808,916,820	805,806,731	805,806,731
Diluted	840,176,316	839,697,501	839,697,501	840,125,888	838,836,131	838,836,131

Net earnings per share/ADS attributable to ordinary shareholders
Basic	3.14	3.24	0.45	5.21	5.01	0.69
Diluted	3.07	3.16	0.43	5.10	4.90	0.67

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	3.14	3.48	0.48	5.52	6.21	0.85
Diluted	3.07	3.38	0.47	5.40	6.06	0.83

(1) Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508